Filed by Duke Energy Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.
Commission File No.: 333-172899

The following excerpt was taken from the transcript of Duke Energy Corporation’s annual meeting of shareholders, which took place on May 3, 2012.

Question and Answer

Q. …But my question is, I'd like to hear your comments and bring us all up to date about the proposed merger with Progress Energy, why FERC is giving you a hard time about it?  What your approach is to this?  What the future might hold for us?  Thank you very much.

A.  Jim Rogers:  Thank you, sir, for those comments.  I think the important point is that our plans are to close this merger by July 1, and this is the third time we've asked for an okay to do this.  The bottom line is they really struggled with defining the issue of market power and we are two companies that are contiguous, and we're regulated and it's difficult for me to see what their issue is and they haven't been clear in terms of how to address their issue, but we're doing our best to close this transaction.  Yes, sir.

ADDITIONAL INFORMATION ON THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy.  The Registration Statement was declared effective by the SEC on July 7, 2011.  Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011.  Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov).  You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.”  You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Our Company” by clicking on “Investor Relations,” then by clicking on “Corporate Profile” and then by clicking on “SEC Filings.”